SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                           For the month of May, 2005

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Director Shareholding


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Prudential plc

2. Name of director

Philip Broadley, Michael Garrett, Clark Manning, Roberto Mendoza,
Michael McLintock, Mark Norbom, Kathleen O'Donovan, Robert Rowley, Mark Tucker, G Mark Wood

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Directors named above & spouse where applicable

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

(See section 7 for number of shares held)

Philip Broadley & Gillian Broadley - in own name

Philip Broadley & Gillian Broadley - shares held in an ISA in name of Rock Nominees Limited

Philip Broadley - shares held in Trust in the name of BWCI Trust Company Limited

Michael Garrett

Clark Manning

Roberto Mendoza - shares held in the name of Chase Nominees Limited & Goldman Sachs Securities (Nominees) Limited in nominee accounts

Michael McLintock - shares held in Trust in the name of BWCI Trust Company
Limited

Mark Norbom - ADRs held by JP Morgan Chase Bank

Mark Norbom - in own name

Mark Norbom - shares held in Trust in the name of BWCI Trust Company Limited

Kathleen O'Donovan

Robert Rowley

Mark Tucker

G Mark Wood - shares held in Trust in the name of BWCI Trust Company Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

See section 7

6. Please state the nature of the transaction. For PEP/ISA transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Scrip dividend on shares or ADRs of Prudential plc - see section 7

7. Number of shares / amount of stock acquired

Philip Broadley

437 ordinary shares (422 shares for the Director and 15 shares for his spouse)

84 ordinary shares on shares held in an ISA with Rock Nominees Limited (73 shares on behalf of the Director and 11 shares on behalf of his spouse)

133 ordinary shares acquired in respect of shares held in Trust under the Director's Deferred Share Award under the Prudential Annual Incentive Plan)

Michael Garrett 18 ordinary shares

Clark Manning 534 ordinary shares

Roberto Mendoza

63 ordinary shares in respect of shares in the name of Chase Nominees Limited

2,638 ordinary shares in respect of shares held in the name of Goldman Sachs (Nominees) Limited)

Michael McLintock 3,149 ordinary shares acquired in respect of shares held in Trust under the Director's Deferred Share Award under the Prudential Annual Incentive Plan

Mark Norbom

27.556 ADRs, representing 55 ordinary Prudential shares

339 ordinary shares

709 ordinary shares acquired in respect of shares held in Trust under the Director's Deferred Share Award under the Prudential Annual Incentive Plan

Kathleen O'Donovan 102 ordinary shares

Robert Rowley 660 ordinary shares

Mark Tucker 1,913 ordinary shares

G Mark Wood 757 ordinary shares acquired in respect of shares held in Trust under the Director's Deferred Share Award under the Prudential Annual Incentive Plan

8. Percentage of issued class

Philip Broadley less than 0.00003%

Michael Garrett less than 0.0000008%

Clark Manning less than 0.00003%

Roberto Mendoza less than 0.0002%

Michael McLintock less than 0.0002%

Mark Norbom less than 0.00005%

Kathleen O'Donovan less than 0.000005%

Robert Rowley less than 0.00003%

Mark Tucker less than 0.00009%

G Mark Wood less than 0.00004%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Prudential ordinary shares of 5p each

Prudential plc ADRs whereby 1 ADR represents 2 ordinary shares of 5p each

12. Price per share

481.7p

13. Date of transaction

25 May 2005

14. Date company informed

25 May 2005

15. Total holding following this notification

Philip Broadley (557,855 ordinary shares)

Michael Garrett (11,838 ordinary shares)

Clark Manning (533,061 ordinary shares)

Roberto Mendoza (137,056 ordinary shares)

Michael McLintock (372,903 ordinary shares)

Mark Norbom (1,000,658 ordinary shares, of which 2,586 are held in the form of ADRs)

Kathleen O'Donovan (8,261 ordinary shares)

Robert Rowley (42,224 ordinary shares)

Mark Tucker (490,253 ordinary shares)

G Mark Wood (685,037 ordinary shares)

16. Total percentage holding of issued class following this notification

Philip Broadley less than 0.03%

Michael Garrett less than 0.0005%

Clark Manning less than 0.03%

Roberto Mendoza less than 0.006%

Michael McLintock less than 0.02%

Mark Norbom less than 0.05%

Kathleen O'Donovan less than 0.0004%

Robert Rowley less than 0.002%

Mark Tucker less than 0.03%

G Mark Wood less than 0.03%


If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information



24. Name of contact and telephone number for queries

Jennie Webb, 020 7548 2027

25. Name and signature of authorised company official responsible for making this notification

 Robert Walker, Deputy Group Secretary, 020 7548 3848


Date of Notification

25 May 2005




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 25 May 2005

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/

                                              Robert Walker
                                              Deputy Group Secretary